February 10, 2005


Via E-Mail and U.S. Mail

Glenn D. West
R. Jay Tabor
Weil, Gotschal & Manges LLP
200 Crescent Court, Suite 300
Dallas, TX 75201

Re:	Blockbuster Inc.
	Form S-4 filed on February 2, 2005
	SEC File No. 333-122485

	Schedule TO-T filed February 2, 2005
	SEC File No. 5-43241

Dear Messrs. West and Tabor:

The Office of Mergers and Acquisitions in the Division of Corporation
Finance has conducted a limited review of the filings listed above.
The focus of our review is compliance with the tender offer rules and the disclosure requirements of Schedule TO.

Our comments follow. All defined terms have the same meaning as in your registration statement, unless otherwise indicated. Note that while each comment below is addressed to a specific section of the prospectus, you should make corresponding changes as necessary where appropriate throughout your disclosure documents.

Form S-4

How can I find out the Final Exchange Ratio? Page 1

1. We note the description of the exchange ratio pricing mechanism and the means you provide (such as the toll free number) for Hollywood shareholders to determine the exchange ratio once set. Disclose that you will amend the Schedule TO as promptly as practicable after the exchange ratio becomes fixed, so that it will be publicly available before the opening of trading on the second trading day before the expiration date. See SEC no-action letter to
Lazard Freres & Co. (August 11, 1995). Note that the press release announcing the exchange ratio should be filed as an exhibit to that amendment.
2. Clarify when the toll free hotline will become available. That is, can shareholders call that number before the exchange ratio is fixed, to monitor what the ratio would be as of a date before it becomes fixed?

What are the Conditions of the Offer?, Page 2

3. When an offer condition must be satisfied in the "sole discretion" of the bidder, we view it as the equivalent of a waiver of that condition because there is no standard of reasonableness by which the bidder`s determination as to satisfaction must be made. As you know, when an offer condition is waived, an amendment and an extension of the offer may be required. Please revise to include a reasonable judgment standard for all offer conditions.

4. Please clarify and simplify your description of the Movie Gallery agreement condition, so that the scope of this material offer condition is clear. Avoid referencing definitions of terms in other documents which may not be readily accessible to shareholders.

What Percentage of Blockbuster`s Shares Will Former Holders of
Shares
of Hollywood Common Stock Own After the Offer?, Page 5

5. In order to more fully explain the differences between number of shares to be held by former Hollywood shareholders versus total aggregate voting power versus total aggregate percentage of outstanding shares, briefly explain the capital structure of Blockbuster here.

Until What Time Can I Withdraw Tendered Shares?, Page 6

6. In the first sentence of this section, you state that Hollywood shareholders may withdraw tendered shares "at any time until the offer has expired and, if Blockbuster has not agreed to accept your shares for exchange by the expiration date, you can withdraw them at any time after such date until it accepts shares for exchange." Clarify how tendered shares could be accepted on or before the expiration date. Doesn`t Blockbuster need some reasonable time after expiration to determine whether, among other things, the minimum tender condition has been satisfied? How could shares be accepted before the expiration of the offer, when withdrawal rights clearly still exist?

Where you can find more information, Page 9

7. On page 11, you indicate that Blockbuster incorporates into the prospectus any periodic reports filed with the SEC between the date of the prospectus and the expiration date of the offer. Note that while Form S-4 allows such "forward incorporation," Schedule TO does not. Therefore, to the extent any such reports are incorporated by reference into the offer materials, you must amend the Schedule TO to specifically list each report. Please confirm your understanding in your response letter.

Note on Hollywood Information, Page 12

8. Indicate in your response letter whether you have filed with the
Commission a Rule 437(c) request. As per my telephone conversation today with Mr. Tabor, such request should be directed to the Office of the Chief Accountant within the Division of Corporation Finance, and must be supported by an affidavit. Please allow a reasonable period of time for this request to be processed.

Summary - Reasons for the Offer, Page 13

9. Describe the bases for the assumptions underlying your assertions as to the impact of the offer. For example, why does Blockbuster believe the acquisition would be immediately accretive to its earnings per share and cash flow? What assumptions underlie that belief?

10. Provide more detail about the "long term growth prospects" you believe the Hollywood acquisition would generate.

Regulatory Approval, Page 14

11. Update the status of the anti-trust approval process. For example, has Blockbuster made a "proper response" to the FTC`s second request? If so, when did it do so and when is the contemplated expiration of the waiting period?

Financing of the Offer, Page 15

12. Describe the "certain conditions" to which the banks` commitment to provide financing for the offer is subject.

13. Note that when you receive the funds necessary to purchase tendered shares, versus the commitment you currently have to obtain such funds, consider whether this represents a material change which could require an extension of the offer period. Please provide your analysis or describe your contemplated course of action.

14. Provide the disclosure required by Item 1007(d) of Regulation
M-A
with respect to your plans to repay the loans used to purchase tendered shares.


Risk Factors, Page 27

15. The safe harbor for forward looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. Therefore, please delete the reference to the Act or make clear that the safe harbor provisions do not apply to statements made in the prospectus.

Antitrust authorities may attempt to delay or prevent
Blockbuster`s
acquisition...,
Page 31

16. We note the last sentence in this section, to the effect that "required regulatory approvals may not be obtained in time and could result in a significant delay in the consummation of the offer." Describe the effect of any delay on tendering shareholders. That is, what will happen if all other conditions are satisfied by the schedule expiration of the offer, except a regulatory condition. Will you terminate the offer, subject to obtaining regulatory approval? Or extend it? What will be the rights of tendering security holders under those circumstances?

Background of the Offer, page 43

17. Refer to the letter dated November 8, 2004 reproduced on page
46.
In this section, please describe the specific provisions requested/demanded by Hollywood to which Blockbuster objected and which prevented the progress of negotiations between the parties. For example, the November 8, 2004 letter references "a number of provisions" in the confidentiality agreement promulgated by Hollywood, to which Blockbuster objected. Other than the standstill agreement, what were these?

Extension, Termination and Amendment, Page 60

18. Here or in an appropriate section of the offer materials, fully describe all material features of a subsequent offering period. This expanded disclosure should note that withdrawal rights as to shares tendered in the initial offer period will terminate before the subsequent offering period begins, that shares tendered during the subsequent offering period will be accepted and paid for promptly on a rolling basis, and any other material terms.

Exchange of Hollywood Shares; Delivery of Blockbuster Class A
Common
Stock and Cash, page 61

19. Describe the circumstances under which Blockbuster could delay the acceptance of tendered shares "in order to comply with any applicable law."



20. Tendered shares must be accepted for payment and paid for (or returned) "promptly," not "as promptly as practicable." Please revise.

Announcement of Results of the Offer, Page 65

21. See our last comment above. We note that you will announce the results of the offer and whether all offer conditions have been fulfilled "no later than four NYSE trading days after expiration." How does this jibe with your obligation to promptly pay or return tendered shares under Rule 14e-1(c)?

Conditions of the Offer, Page 71

22. All of the offer conditions should be listed and described in a single section of the offer materials. While this section currently references all of the offer conditions, most of the conditions are defined and described only under "What are the Conditions of the Offer? on page 2 of the prospectus. Please revise.

23. Refer to the introductory paragraph in this section. How could Blockbuster terminate or amend the offer as to some but not all Hollywood shares? Please revise or advise.

24. Only those conditions relating to governmental or regulatory approvals necessary to consummation of the offer may survive the expiration date of the offer. Revise this section generally to make clear that only those conditions relating to such approvals may extend beyond expiration. In this regard, we do not consider general legal compliance a regulatory condition.

Fees and Expenses, page 83

25. Please provide more detailed disclosure to satisfy the requirements of Item 1009(a) of Regulation M-A.

26. The disclosure here should clarify the role of the financial advisors and dealer managers, and how their fees will be determined.

27. If any institution involved in this transaction will be paid a fee per tendered share, note that we object under Rule 14d-10 to the payment of fees based on shares tendered for the institutions own account.

Experts, page 117

28. In this section, include disclosure alerting investors to the omission of the consents of Hollywood`s auditors and the reason for that omission. In addition, discuss the limitation on possible recovery by shareholders due to the lack of such consents in this registration statement.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since
Blockbuster is in possession of all facts relating to the disclosure in the Schedule TO and the Form S-4, it is responsible for the accuracy and adequacy of the disclosures made.
In responding to our comments above, please provide, in writing, a statement from Blockbuster acknowledging that:
* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.
Please revise your offer materials to comply with the comments above.
If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence with your revised proxy statement. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

We note that the company previously received a comment letter dated
February 9, 2005 from Michael Fay of the staff, addressed to Mr. Larry Zine of Blockbuster. You should address the issues raised in the February 9, 2005 letter in a separate correspondence directed to
Mr. Fay.



Please be aware that we will likely have additional comments after reviewing your amended filings. If you would like to contact me, please do not hesitate to do so at (202) 942-1773.


Sincerely,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
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Glenn D. West, Esq.
R. Jay Tabor, Esq.
February 10, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE